Exhibit 99.1

MAY 14, 2020 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES
PROVIDES ASSET UPDATE, REPORTS
85.3 METRES OF 84.3 G/T GOLD AND
6.8% COPPER AT HOD MADEN MAIN
ZONE

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to provide an asset update and announce the Company has filed the prospectus supplement for the previously announced at-the-market equity program.

HOD MADEN DRILL RESULTS

Recent infill drill results have been reported by Lidya Madencilik San. ve Tic. A.S. (“Lidya”), Sandstorm’s 70% partner at Hod Maden. A total of 2,864 metres in 24 drill holes have been completed in 2020 and once travel and work restrictions are lifted in Turkey, Lidya plans on continued infill, geotechnical, hydrological and exploration drilling on the project.

Highlighted drill results include:

●	HTG-002: 85.3 metres at 84.3 grams per tonne (“g/t”) gold and 6.8% copper from 19.0 metres, (using a 2.4 g/t cut-off grade, uncut) including:
o	32.0 metres at 209.4 g/t gold and 7.4% copper from 19.0 metres (using a 100 g/t cut-off grade, uncut); or
o	32.0 metres at 164.5 g/t gold and 7.4% copper (using a top-cut grade of 240 g/t); and
●	HTG-003: 169.3 metres of 39.0 g/t gold and 1.7% copper from 20.8 metres (cut-off grade 2.4 g/t, uncut), including:
o	13.0 metres at 147.0 g/t gold and 2.0% copper from 63.0 metres.

Drill holes HTG-002 and HTG-003 are infill drill holes within the main deposit at Hod Maden. The holes were drilled oblique to the strike, testing the continuity of the high-grade mineralization.  Assay results show excellent, uniform grade distributions within the deposit, which has an estimated true thickness of about 65 meters.

For QA/QC information see the appendix of this news release. Sandstorm has a 30% interest and a 2% NSR royalty on the Hod Maden project.

SANDSTORM RECEIVES FIRST DELIVERY FROM RELIEF CANYON

In May, Sandstorm received its first gold delivery from Americas Gold and Silver Corporation (“Americas Gold”) under the Relief Canyon stream agreement. Americas Gold announced that the Relief Canyon mine, which achieved first gold pour in mid-February 2020, expects to reach commercial production by the third quarter of 2020.

For more information, refer to www.americas-gold.com and see the press releases dated February 18, 2020 and May 4, 2020.

Under the terms of the stream agreement, Sandstorm is entitled to receive 32,022 ounces of gold over a 5.5 year period (the “Fixed Deliveries”). After the Fixed Deliveries, the Company is entitled to purchase 4.0% of the gold and silver produced at the Relief Canyon mine for the life of the mine and will pay Americas Silver 30%–65% of the spot price of gold and silver for each ounce of gold and silver delivered.

EQUINOX GOLD RELEASES PEA FOR UNDERGROUND MINE AT AURIZONA AND UPDATES MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Equinox Gold Corp. (“Equinox Gold”) announced a positive Preliminary Economic Assessment (“PEA”) for development of an underground mine at the Aurizona project in Brazil. The underground mine could be operated concurrently with the existing open-pit mine. The PEA outlines total underground production of 740,500 ounces of gold over a ten-year mine life. Production from the underground mine would provide 2,800 tonnes per day to be processed through the existing 8,000 tonnes per day plant and uses other existing surface infrastructure at site. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

Equinox Gold intends to advance studies focused on underground development and expects to complete a Pre-Feasibility Study for the Piaba underground mine in 2021. They have commenced a 17,000 metre drill program aimed primarily at converting underground Inferred Resources to Indicated Resources in support of the Pre-Feasibility Study. Future drilling is planned to also target expansion of the Piaba underground deposit at depth and along strike.

Equinox Gold recently completed an updated Mineral Reserve and Mineral Resources estimates for the Aurizona mine. Exploration success offset 2019 mining depletion with Mineral Reserves largely unchanged at 19.8 million tonnes (“Mt”) grading 1.51 g/t gold for 958,000 ounces of contained gold, with Proven Reserves of 12.4 Mt grading 1.51 g/t gold and Probable Reserves of 7.4 Mt grading 1.51 g/t gold. The Mineral Reserve estimate has an effective date of December 31, 2019 based on a cut-off grade of 0.6 g/t gold for Piaba and Piaba East and 0.41 g/t gold for Boa Esperança.

The Aurizona Measured and Indicated Resources (exclusive of reserves) increased 22% to a total of 844,000 ounces of contained gold from 16.0 Mt grading 1.64 g/t gold, with Measured Resources of 2.7 Mt grading 1.25 g/t gold and Indicated Resources of 13.2 Mt grading 1.73 g/t gold. The increase was from exploration success at the Tatajuba deposit resulting in a maiden open pit Indicated Resource at Tatajuba of 2.1 Mt grading 1.62 g/t gold for 112,000 ounces of contained gold.

The Tatajuba Mineral Resource estimate has an effective date of January 24, 2020 and the Mineral Resources from the Piaba open-pit, Piaba underground and Boa Esperança have an effective date of December 31, 2019. The open-pit Mineral Resources are reported using a cut-off grade of 0.6 g/t gold and the underground Mineral Resources are reported using a cut-off grade of 1.0 g/t gold. The Tatajuba open-pit Mineral Resources were not included in the current Mineral Reserve update. A total of 6,662 metres of core were drilled in 2019 in the Tatajuba area, bringing the total to 14,072 metres in support of the maiden Mineral Resource estimate.

For more information visit the Equinox Gold website at www.equinoxgold.com and see the press releases dated May 7, 2020 and May 12, 2020.

Sandstorm has a 3.0%–5.0% sliding scale net smelter returns (“NSR”) royalty on the Aurizona project. At gold prices less than or equal to $1,500 per ounce, the royalty is a 3.0% NSR. At gold prices between $1,500 and $2,000 per ounce, the royalty is a 4% NSR. Above $2,000 per ounce, the royalty is a 5% NSR. In addition, Sandstorm holds a 2.0% NSR royalty on the Aurizona Greenfields property, a package of exploration ground adjacent to the Aurizona project.

INITIATION OF ATM PROGRAM

As previously announced, Sandstorm has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to US$140 million (or the equivalent in Canadian dollars) of common shares (“Common Shares”) from treasury to the public from time to time, at the Company’s discretion and subject to regulatory requirements.

Any Common Shares sold in the ATM Program will be sold by way of (i) ordinary brokers’ transactions that meet the definition of an “at-the-market offering” under the rules and regulations of the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, (ii) ordinary brokers’ transactions that constitute an “at-the-market distribution” as described in Part 9 of National Instrument 44-102 – Shelf Distributions and made in compliance with the exemptive relief decision dated April 22, 2020 obtained by the Company pursuant to National Policy 11-203 – Process for Exemptive Relief Applications in Multiple Jurisdictions providing relief from certain Canadian securities laws with respect to the sale of the Common Shares in connection with the ATM Program, including, without limitation, sales made directly on the New York Stock Exchange and the Toronto Stock Exchange (the “TSX”), or any other Canadian marketplace or United States marketplace, or (iii) such other sales of Common Shares by an Agent (as defined herein) on behalf of the Company in its capacity as agent of the Company as shall be agreed by the Company and the applicable Agent in writing, at prevailing market prices. Since the Common Shares will be distributed at the prevailing market prices at the time of the sale, prices may vary among purchasers and during the period of distribution.

Sandstorm does not currently have any plans to use the ATM Program. Sandstorm intends to use the net proceeds from the ATM Program, if any, to finance future gold and other metal purchase agreements and the purchase of royalties and/or for other general corporate purposes, including the repayment of indebtedness.

Sales of Common Shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated May 14, 2020 entered into among the Company, BMO Nesbitt Burns Inc., Scotiabank, National Bank Financial Inc., CIBC Capital Markets, RBC Dominion Securities Inc. and Cormark Securities Inc. (the “Canadian Agents”) and BMO Capital Markets Corp. and Scotiabank (the “US Agents” and, together with the Canadian Agents, the “Agents”). The ATM Program will be effective until the earliest of the date that all Common Shares available for issue under the ATM Program have been issued, May 20, 2022 or the ATM Program is terminated prior to such date by the Company or the Agents.

The ATM Program is being established pursuant to a prospectus supplement dated May 14, 2020 (the “Canadian Prospectus Supplement”) to the Company’s Canadian base shelf prospectus dated April 20, 2020 (the “Canadian Shelf Prospectus”) filed with the securities commissions in each of the provinces and territories of Canada and pursuant to a prospectus supplement dated May 14, 2020 (the “U.S. Prospectus Supplement”) to the Company’s U.S. base shelf prospectus dated April 20, 2020 (the “U.S. Shelf Prospectus”) included in its registration statement on Form F-10 (the “Registration Statement”) and filed with the SEC. Before you invest, you should read the Canadian Prospectus Supplement, the U.S. Prospectus Supplement, the Canadian Shelf Prospectus, the U.S. Shelf Prospectus and the Registration Statement, as applicable, and all other documents the Company has filed with the Canadian securities regulatory authorities and the SEC for more complete information about the Company and the ATM Program. The Canadian Prospectus Supplement and the Canadian Shelf Prospectus may be downloaded for free from SEDAR at www.sedar.com, and the U.S. Prospectus Supplement, the U.S. Shelf Prospectus and the Registration Statement are available for free via EDGAR on the SEC website at www.sec.gov.

Alternatively, any of the following Agents participating in the ATM Program will arrange to send you these documents if you request it by contacting (i) in Canada: BMO Nesbitt Burns Inc. by mail at Brampton Distribution Centre, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, attn: The Data Group of Companies, by email at torbramwarehouse@datagroup.ca or by telephone at 905-791-3151 ext. 4312, or Scotiabank by mail at Scotia Plaza, 62nd Floor, 40 King Street West, Toronto, Ontario M5H 3Y2, attn: Equity Capital Markets, by email at equityprospectus@scotiabank.com or by telephone at 416-863-7704; and (ii) in the United States: BMO Capital Markets Corp. by mail at 3 Times Square, 25th Floor, New York, NY 10036, attn: Equity Syndicate, by email at bmoprospectus@bmo.com or by telephone at 800-414-3627, or Scotiabank by mail at 250 Vesey Street, 24th Floor, New York, New York, 10281, attn: Equity Capital Markets, by email at equityprospectus@scotiabank.com or by telephone at 212-225-6853.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of the Common Shares in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

APPENDIX

PROSPECT	HOLE ID	HOLE TYPE	MAX DEPTH	DIP	AZIMUTH	UTM ZONE	EASTING	NORTHING	ELEVATION
HOD MADEN	HTG- 002	GEO	195	-68	15	37	740657.354	4542197.88	860.1
HOD MADEN	HTG- 003	GEO	190.1	-73	210	37	740656.94	4542198.77	860.2

All drill hole assay data for Hod Maden was provided to Sandstorm from Lidya. Hod Maden mineralized intervals presented in this press release are drill intersection widths and may not represent true widths of mineralisation. Standard sampling protocol involved the halving of all drill core and sampling over generally 1 metre intervals in clearly mineralized sections or 2.0 metre intervals elsewhere, with one half of the core being placed in a sealed sample bag and dispatched to the analytical laboratory for analysis. Samples have been analysed at ALS Laboratories’ facility in Izmir, western Turkey. All samples have been analysed for gold using a 30 gram Fire Assay with AAS finish (or Screen Fire Assay for higher grade samples), in addition to a 32 element ICP-AES analysis of an aqua regia digest. Samples in which ICP analyses returned greater than the maximum detection limit for the elements Ag (10 ppm), Cu (10,000 ppm), Fe (15%), Pb (10,000 ppm), and Zn (10,000 ppm) were reanalysed using the AAS analytical technique. Standards and blanks were inserted into the analytical sequence on the basis of one standard for every 20 samples, 2 blanks in every batch, and one duplicate every 40 samples. The drill intercepts were calculated using the previously stated cut-off grades.  Intercepts may include one sample interval of internal dilution and one interval of adjacent dilution.

QP Qualified Person
Keith Laskowski (MSc), Sandstorm’s Vice President, Technical
Services is a Qualified Professional (#01221QP) of the Mining and
Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and
approved the technical information in this press release.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	KIM BERGEN
CHIEF FINANCIAL OFFICER	INVESTOR RELATIONS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 191 royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of future production, the offer and sale of Common Shares under the ATM Program, including the timing and amounts thereof, and the use of any proceeds from the ATM Program. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2019 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 30, 2020 available at www.sedar.com and most recent annual report filed on Form 40-F with the SEC on www.sec.gov. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.